Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Completes NUKEM Acquisition

Saskatoon, Saskatchewan, Canada, January 9, 2013 ..     .     .     .     .     .     .     .     .     ..     .     .     .     .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has obtained all required regulatory approvals and completed the acquisition of NUKEM Energy GmbH (NUKEM), one of the world’s leading traders and brokers of nuclear fuel products and services.

Under the terms of the agreement, Cameco paid a total of €107 million ($140 million (US)) on closing to Advent International and other shareholders to acquire NUKEM. Cameco also assumed NUKEM’s net debt which has been reduced to about €84 million ($111 million (US)) since the transaction was announced in May 2012.

Under the earn-out provisions in the agreement, Cameco will pay Advent a share of NUKEM’s 2012 earnings. The earn-out payment will be calculated based on NUKEM’s 2012 audited financial statements. An additional payment may be required in 2015 depending on results achieved in 2013 and 2014.

NUKEM has been involved in the nuclear energy industry for more than 50 years and has developed strong relationships with customers and suppliers involved in the fuel cycle. Key NUKEM personnel have committed to remain with the company and NUKEM will continue to operate as an independent entity.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190